October 29, 2004

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C.
20549

Attention : Ms. Christina Chalk

Re : Microcell Telecommunications Inc.
Schedule 14D-9/A filed October 20, 2004
Your file no.: 5-58635

Dear Ms. Chalk:

     Thank you for your comments on the Schedule 14D-9/A filed by Microcell Telecommunications Inc. (“Microcell” or the “Company”) contained in your letter dated October 21, 2004 (the “Letter”). As per your request, we are amending our Schedule 14D-9/A in response to your comments. For ease of reference, the text of your comments set forth in the Letter is included below, with responses following each comment.

Schedule 14D-9/A

Directors’ Circular — Exhibit (a)(1)

Background of Rogers Offers and Response of Microcell, page 7

1.     Refer to comment 2 in our October 12, 2004 letter (“prior comment letter”). The single sentence you added to the Schedule 14D-9 does not adequately respond to our comment. For example, the new disclosure addresses only the lack of “firm” proposals from other parties, but does not explain whether any informal offers or inquiries were received, and if so, why they were rejected. In addition, it doesn’t explain the sequence of events after such contacts from other parties received. For example, were there any negotiations or additional contacts to determine whether such proposals were subject to change? Finally, you have not adequately responded to the original comment because you haven’t described the material terms of any other proposals, whether firm or more informal. Please expand the amended disclosure to address.

As per your request, we have amended our Schedule 14D-9 to include expanded disclosure regarding other proposals. See Item 3 of the Schedule 14D-9.

2.     Refer to comment 5 in our prior comment letter, and the new disclosure you have added in Item 4 in response to that comment. Clarify for shareholders what you mean by “option value” in the amended disclosure.

As per your request, we have amended our Schedule 14D-9 to clarify what we mean by “option value.” See Item 4 of the Schedule 14D-9.

3.     The explanation of why the Warrants cannot be valued continues to be unclear, despite the revised disclosure you have added in Item 4 of the Schedule 14D-9/A. It is clear from my discussions with your colleague Mr. Ray today that this is a complicated subject. However, it is critical to security holders’

understanding of the basis for the Board’s position with respect to the Warrant Offers. Please revise to more clearly present your response to comments 5 and 6 in the prior comment letter.

As per your request, we have amended our Schedule 14D-9 to clarify why the Warrants cannot be valued. See Item 4 of the Schedule 14D-9.

Sincerely,

Mr. Jocelyn Cote
Vice-President, Legal Affairs and
Assistant Secretary
Tel: (514) 937-2121
Fax: (514) 846-6928

2